Exhibit 99.1

Cellect Biotechnology Ltd. Announces Pricing of U.S. Initial Public Offering and NASDAQ Listing

Kfar Saba, Israel, July 29, 2016 – Cellect Biotechnology Ltd. (NASDAQ: APOP, APOPW; TASE: CLBD), a developer of innovative technology which enables the functional selection of stem cells, today announced the pricing of its initial public offering in the United States of 1,292,308 American Depository Shares (“ADSs”) and warrants to purchase up to 969,231 ADSs. Each ADS, representing 20 ordinary shares of the Company, and each warrant to purchase ADSs (in an amount equal to 75% of the ADSs purchased) are offered at a combined price to the public of $6.50. The warrants will have a per ADS exercise price of $7.50, are exercisable immediately, and will have a term of five years.

The gross proceeds to Cellect from this offering are expected to be $8,400,000, prior to deducting underwriting discounts, commissions and other estimated offering expenses. Cellect has granted the underwriters a 45-day option to purchase up to an additional 193,846 ADSs and/or warrants to purchase 145,385 ADSs to cover over-allotments, if any.

Cellect plans to use the net proceeds from the offering to fund its ongoing development plan, including its Phase I/II single arm, open label clinical trial and for working capital and other general corporate purposes.

Cellect’s ADSs and warrants are scheduled to begin trading on the NASDAQ Capital Market on July 29, 2016, under the symbols “APOP” and “APOPW”, respectively. The offering is expected to close on or about August 3, 2016, subject to customary closing conditions.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., is acting as the sole book runner and Joseph Gunnar & Co., LLC is acting as co-manager for the offering.

The Securities and Exchange Commission declared effective a registration statement on Form F-1 relating to these securities on July 28, 2016. A final prospectus relating to this offering will be filed with the SEC. The offering is being made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained by contacting H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com or Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com. Investors may also obtain these documents at no cost by visiting the Securities and Exchange Commission’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Cellect Biotechnology Ltd.

Cellect Biotechnology Ltd. develops an innovative technology, which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a major breakthrough in the ability to isolate stem cells from mature cells, thereby improving a variety of stem cells based therapies.

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the expected timing of the closing of the offering, the use of proceeds, the expected trading of our ADSs and warrants on Nasdaq and the description of our technology and its proposed uses. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Michael Rice

LifeSci Advisors, LLC

646-597-6979